Argosy Minerals Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended September 30, 2008

(expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Corporation have been prepared by and are the responsibility of the Corporation’s management.

The Corporation’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
As at September 30, 2008 and December 31, 2007
(Expressed in Canadian Dollars)

		(Audited)
	September 30, 2008	December 31, 2007
ASSETS
Current Assets
Cash and cash equivalents	$ 2,254,742	$ 3,341,050
Accounts receivable and prepaids	1,200	6,916
	2,255,942	3,347,966

Office equipment and furniture	10,571	13,723
	$ 2,266,513	$ 3,361,689

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 111,902	$ 172,622

SHAREHOLDERS' EQUITY
Capital Stock
Authorised - unlimited
Issued - 99,919,105 common shares (2007: 99,919,105)	46,991,752	46,991,751
Contributed Surplus	3,013,073	1,264,482
Deficit	(47,850,214)	(45,067,166)
	2,154,611	3,189,067
	$ 2,266,513	$ 3,361,689

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)
For the Three and Nine Months ended September 30, 2008 and 2007

			3 Months ended September 30		9 Months ended September 30
			2008	2007	2008	2007
Income:
	Interest income and other		$ 41,491	$ 52,937	$ 136,586	$ 97,802
			$ 41,491	$ 52,937	$ 136,586	$ 97,802

Expenses:
	Accounting and audit		14,309	1,378	34,448	13,700
	Arbitration expenditures		5,568	118,328	351,649	204,565
	Bank charges		415	432	3,096	1,466
	Depreciation		1,051	1,498	3,153	6,080
	Directors' fees		16,086	15,560	48,654	39,402
	Foreign exchange loss		273,061	54,715	28,007	71,179
	Insurance		-	-	1,779	1,685
	Legal		2,742	34,789	8,392	41,890
	Management and consulting fees		141,591	58,376	441,597	173,021
	Office		2,022	2,789	9,316	13,467
	Project assessment	Note 2	1,224	259,855	47,922	834,048
Rent			8,196	7,904	24,780	24,367
	Salaries and benefits		31,528	19,823	80,583	119,939
	Stock based compensation		-	-	1,748,591	856,164
	Shareholder communications		573	1,153	16,251	22,231
	Telecommunications		2,517	2,889	5,816	5,742
	Transfer agent and stock exchange		26,448	35,620	54,579	85,751
	Travel		11,021	(304)	11,021	36,941

			$ 538,352	$ 614,805	$ 2,919,634	$ 2,551,638

Loss for the period			$ (496,861)	$ (561,868)	$ (2,783,048)	$ (2,453,836)

Deficit,	beginning of period		$ (47,353,353)	$ (44,139,245)	$ (45,067,166)	$ (42,247,277)

Deficit,	end of period		$ (47,850,214)	$ (44,701,113)	$ (47,850,214)	$ (44,701,113)

Basic & Diluted Loss per
Common Share			($0.005)	($0.006)	($0.03)	($0.03)

Weighted Average Number of Common Shares Outstanding			99,919,105	99,419,105	99,919,105	97,502,438

The accompanying notes are an integral part of these consolidated financial statements.

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three and Nine Months ended September 30, 2008 and 2007
	3 Months Ended Sept. 30		9 Months Ended Sept.30
Cash Provided From (Used For):	2008	2007	2008	2007
Operating Activities
Loss for the period	$ (496,861)	$ (561,868)	$ (2,783,048)	$ (2,453,836)
Adjustments for:
Depreciation	1,051	1,498	3,153	6,080
Foreign exchange (gain) / loss	273,061	44,483	28,007	60,802
Property option fees settled through issuance of stock	-	-	-	94,889
Stock Based Compensation	-	-	1,748,591	856,164

	(222,749)	(515,887)	(1,003,297)	(1,435,901)

Changes in Non-cash working capital
Decrease in accounts receivable & prepaids	4,708	19,876	5,716	8,590
Increase / (decrease) in accounts payable & accrued liabilities	(334,558)	10,912	(60,720)	4,813

Cash Flows from Operating Activities	(552,599)	(485,099)	(1,058,301)	(1,422,498)

Cash Flows from Investing Activities
Acquisition of Equipment	-	445	-	(14,847)
	-	445	-	(14,847)

Cash Flows from Financing Activities
Issue of Capital stock	-	-	-	2,747,248
	-	-	-	2,747,248

Foreign Exchange Gain/(Loss) on Cash held in Foreign Currency	(273,061)	(44,483)	(28,007)	(60,802)

Decrease in Cash & Cash Equivalents	(825,660)	(529,137)	(1,086,308)	1,249,101

Cash & Cash Equivalents at Beginning of Period	3,080,402	4,134,569	3,341,050	2,356,331

Cash & Cash Equivalents at End of Period	$ 2,254,742	$ 3,605,432	$ 2,254,742	$ 3,605,432

Cash Paid during the Period for Interest	$ -	$ -	$ -	$ -

Cash Paid during the Period for Taxes	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

For the Three Months ended September 30, 2008

1.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except where noted, follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2007 and should be read in conjunction with those statements.  These notes do not include all of the information and disclosures required by GAAP for annual financial statements.  In the opinion of the Corporation, these unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim period presented.

2.

Project Assessment Expenditures

Project assessment expenditures net of recoveries for the 3 months ended September 30, 2008 consist of the following.

Consulting and other fees	$ 1,000
$ 1,000

3.

Changes in Accounting Policies and New Accounting Developments

(i)

Capital Disclosures, Section 1535

Effective January 1, 2008, the Corporation adopted Section 1535 “Capital Disclosures” which requires the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  Disclosures required by this standard are included in Note 5.

(ii)

Going Concern - Amendments to Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

(iii)

Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

Effective January 1, 2008, the Corporation adopted Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Presentation”.  These Sections require entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.  Disclosures required by this standard are included in Note 6.

(iv)

Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Management is currently assessing the impact of this new accounting standard on its consolidated financial statements.

(v)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Corporation for the year ended December 31, 2010.  While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries after elimination of inter-company accounts and transactions:

Company Name	Country
Argosy Mining Corporation Pty. Ltd.	South Africa
Andover Resources N.L. ("Andover")	Australia
Argosy Energy Zambia Ltd	Zambia

5.

Capital Stock, Contributed Surplus and Stock Based Compensation

The Corporation is authorised to issue an unlimited number of common shares without par value.

Issued

	Number of
	Shares	Amount

Total issued - September 30, 2008 and December 31, 2007	99,919,105	$ 46,991,751

Contributed Surplus

Balance – December 31, 2007	$ 1,264,482
Grant of stock options	1,748,592
Balance – September 30, 2008	$ 3,013,074

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.

Compensation expense of $1,748,591 recognised in 2008 (2007 – $856,164) on the 6,500,000 stock options granted and vested during the period was calculated using the Black Scholes model utilizing the following assumptions:

Risk free interest rate

2.8%

Term

5 years

Expected volatility

1.50-1.55

Any consideration paid by employees on the exercise of stock options is credited to capital stock.

The status of stock options granted to employees and directors is as at September 30, 2008 and December 31, 2007 and the changes during the periods ended on those dates is presented below:

		September 30, 2008		December 31, 2007
		Weighted		Weighted
	Shares	Average	Shares	Average
		Exercise Price		Exercise Price

Options outstanding and exercisable
- Beginning of Year	7,850,000	$0.21	7,100,000	$0.20

Granted	6,500,000	$0.34	2,750,000	$0.43
Cancelled/expired	-		(1,500,000)	$0.09
Exercised	-		(500,000)	$0.09

Options outstanding and exercisable
- End of Period	14,350,000	$0.28	7,850,000	$0.21

Options Outstanding

Number	Exercise Price	Remaining Life

5,100,000	A$0.10 ($0.09)	2.75 years
2,750,000	A$0.50 ($0.42)	3.75 years
6,500,000	A$0.35 ($0.29)	4.75 years

6.

Management of Capital

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the acquisition and potential development of mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Corporation includes the components of shareholders’ equity as well as cash and cash equivalents.

The Corporation manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Corporation prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Corporation does not pay out dividends.

The Corporation’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with initial maturity terms of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Corporation expects that its current capital resources will be sufficient to carry out its exploration plans and operations through its current operating period.

7.

Financial Instruments

a)

Fair Value

The fair value of financial instruments at September 30, 2008 and December 31, 2007 is summarized as follows:

	September 30, 2008		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$ 2,254,742	$ 2,254,742	$ 3,341,050	$ 3,341,050
Accounts receivable and prepaid expenses	1,200	1,200	6,916	6,916
Financial Liabilities
Accounts payable and accrued liabilities	$ 111,902	$ 111,902	$ 172,622	$ 172,622

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

b)

Financial Risk Management

The Corporation’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalents and accounts receivable.  The Corporation deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and Australia.

Currency risk

The Corporation operates in a number of countries, including Canada and Australia and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Corporation’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian and Australian dollars) and are therefore subject to fluctuation against Canadian dollar.

The Corporation had the following balances in foreign currency as at September 30, 2008:

Australian Dollar
Cash and cash equivalents	2,129,688
Accounts receivable	1,433
Accounts payable and accrued liabilities	(127,494)
Net balance	2,003,627
Equivalent in Canadian dollars

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Corporation manages liquidity by maintaining adequate cash and cash equivalent balances.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term maturity.

8.

Related Party Transactions

During the quarter ended September 30, 2008, $159,013 was paid or accrued to four directors of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services.

In addition $28,017 was paid or accrued to an Australian company and $11,503 to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and personnel in Canada respectively.  These services are reimbursed at cost, which approximate fair value.

At September 30, 2008, management and consulting fees, directors’ fees and re-imbursement of salaries payable amounted to $62,354.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Fees paid to each non-executive director do not exceed Australian $30,000 per annum except for fees paid to the Chairman which are set at Australian $40,000 per year.

ARGOSY MINERALS INC.

(the “Corporation”)

Management Discussion and Analysis

Third Quarter Ended September 30, 2008

November 14, 2008

The selected consolidated financial information set out below and certain comments which follow are based on, and derived from, the consolidated financial statements of the Corporation, and should be read in conjunction with them.  The Management Discussion and Analysis has been prepared as at November 14, 2008.

Description of Business

Since incorporation the Corporation has been exclusively a natural resource Corporation engaged in exploration for precious metals, base metals and diamonds.  At this stage of its development, the Corporation has no producing properties and, consequently, has no current operating income or cash flow.  The Corporation is a reporting issuer in British Columbia, Alberta and Ontario and trades on the Australian Stock Exchange under the symbol AGY.

Projects

MUSONGATI – Nickel, Cobalt, Platinum Group Metals, Burundi

Andover Resources NL (“Andover”), a wholly owned subsidiary of the Corporation acquired the Burundi Nickel Project in 1999 pursuant to a Mining Convention with the government of Burundi whereby Andover could earn an 85% interest in the project by completing a feasibility study for the development of a nickel/cobalt processing facility by the end of 2001 and by reimbursing the Burundi government for certain expenditures incurred on the Project.

The Musongati lateritic deposit was explored in the 1970’s and 1980’s.  Studies carried out by these explorers resulted in the identification of a resource of 185 million tonnes of 1.31% nickel and 0.08% cobalt (non-JORC or NI 43-101 compliant).  Anomalous grades of platinum and palladium had been recorded from the laterite as well as from the underlying basement rocks.

The nickel - cobalt laterites at Musongati are developed within the weathering profile above a layered igneous complex and are derived mainly from the weathering of a serpentinised dunite which has a primary nickel content of about 0.3%.  Two types of ore are present in approximately equal proportions: limonite and saprolite.  Nickel in the limonite ore type is tied to goethite whereas in the saprolite ore type it is related to serpentine group minerals and clay minerals.

The resource at Musongati is situated on three adjacent plateaux as a result of erosion of a single layer of laterite.  The plateaux are referred to from west to east as the Geyuka, Rubara and Buhinda zones, of which Buhinda is the most significant and best defined.

Due to political instability in Burundi, the project had been subject to force majeure until May 2005 when force majeure was lifted due to improving security.

In June 2007, the Corporation filed a request for arbitration with the International Chamber of Commerce in Paris against the Government of Burundi as a result of its failure to issue Andover with an exploration licence.

Outlook

Existing Projects

The Corporation intends to pursue its claims against the Government of Burundi and if successful, expects to recommence activities on the Burundi Nickel Project.

New Projects

The Corporation continues to seek additional projects through which shareholder value may be enhanced and has focused on precious and base metals.  The Corporation is currently investigating suitable projects and has been active in examining precious and base metal opportunities in Africa.

Forward Looking Statements

This MD&A contains forward looking statements and information.  Such forward looking statements are based on the Corporation’s plans and expectations and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any performance or achievement expressed or implied by such forward looking statement.  See Risk Factors below.

Risk Factors

The exploration and development of mineral deposits involves significant financial risks.  The success of the Corporation will be influenced by a number of factors including financing, exploration and extraction risks, political uncertainty and regulatory issues, environmental and other regulations.

In addition, the Corporation will periodically have to raise additional funds to continue operations from the sale of equity or the sale of some or all of its projects and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Additional risk factors relating to the Corporation’s activities are discussed in detail in its Annual Information and 20F filings.  These filings may be reviewed at www.sedar.com.

Overall Performance

September 30, 2008 and September 30, 2007

The Corporation incurred a loss of $496,861 for the quarter ended September 30, 2008 compared to a loss of $561,868 for the quarter ended September 30, 2007.  The decreased loss of approximately $65,000 is mostly due to the lower cost of arbitration proceedings and lower project assessment costs, offset by foreign exchange losses due to the Corporation holding significant balances in Australian dollars and the Australian dollar declining against the Canadian dollar.

During the quarter ended September 30, 2008 cash required for operating activities amounted to $552,599 compared to $485,099 for the quarter ended September 30, 2007.  The increase of $67,000 in cash required for operations resulted mainly from a decrease in accounts payable offset by the lower cost in arbitration proceedings and project assessment expenditures.

Results of Operations

Third Quarter 2008 to Second Quarter 2008

The Corporation incurred a loss of $497, 000 for the quarter ended September 30, 2008 compared to $2.1 million for the quarter ended June 30, 2008, a decrease of $1.8 million.  The larger loss in the quarter ended June 30, 2008 is mainly due to a stock based compensation expense of $1.8 million and arbitration expenditures of $241,000, offset by foreign exchange gains, compared to foreign exchange losses in the September 2008 quarter of $273,000 and arbitration costs of $5,000.

Summary of Quarterly Results

Year	2008			2007				2006
3 months ended	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
	000’s
Interest Income	41	50	45	43	53	27	18	21
Foreign Exchange Gain / (Loss)	(273)	78	167	(53)	(55)	(18)	1	9
Total Income	(232)	128	212	(10)	(2)	9	19	30
Administration Expenditures	(264))	(2,247)	(341)	(201)	(300)	(1,167)	(179)	(236)
Project Assessment, net of Recoveries	(1)	2	(40)	(155)	(260)	(540)	(34)	(48)
Loss	(497)	(2,117)	(169)	(366)	(562)	(1,698)	(194)	(254)
Basic and Diluted Loss per Common Share of Dollars/Share	(.005)	(.02)	(.002)	(.004)	(.006)	(.02)	(.002)	(.003)
Weighted Average Number of Common Shares (000’s)	99,919	99,919	99,919	95,969

Other Quarterly Results

Project assessment expenditures in 2008 were significantly less than 2007 expenditures as the Corporation terminated its interests in the Sudbury projects in November 2007.

The fluctuation in income over the past eight quarters is mainly due to the foreign exchange gains and losses as a result of the fluctuating rate of exchange between the Australian and Canadian dollar and the Corporation holding a substantial portion of its cash balances in Australian dollars, offset by increased interest income in the most recent quarters earned on increased cash balances following the capital raising completed in May 2007.

Project assessment expenditures were higher in the quarters ended December, September and June 2007, mainly due to the payment of option fees and exploration conducted on the Lac Panache, Fish Creek and Copper Cliff projects and increased activity in assessing projects in Africa in the September and December quarters.  Expenditures in 2008 have decreased due to the termination of the agreements over the Lac Panache, Fish Creek and Copper Cliff projects in late 2007 and delays in obtaining various approvals to further investigations over projects in Africa that the Corporation has been pursuing.

Administrative expenses increased by approximately $1,906,000 and $988,000 in the quarters ended June 30, 2008 and 2007 compared to the immediately preceding quarters, mainly due to the inclusion of stock based compensation expense of approximately $1,749,000 and $856,000 respectively, incurred on the granting of incentive stock options to directors as well as a significant increase in costs associated with the arbitration in 2008.

Liquidity and Capital Resources

The Corporation's cash deposits at September 30, 2008 totaled $2,254,742 compared to $3,080,402 at June 30, 2008.  The Corporation continues to utilize its cash resources to fund project assessment activities and administrative requirements.  Aside from such cash the Corporation has no material unused sources of liquid assets.  As the Corporation does not have a source of income, cash balances will continue to decline as the Corporation utilizes these funds to conduct its operations.

The Corporation does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

With cash balances of approximately $2.2 million and current planned expenditures of approximately $1.0 million, the Corporation has sufficient cash resources for planned activities over the next 12 months.  Should the Corporation acquire new projects, increase its expenditure on existing projects or exercise its options to acquire projects currently under option it will be required to raise additional financing.

Commitments and Property Option Payments

The Corporation has no current property option or expenditure commitments.

Related Party Transactions

During the quarter ended September 30, 2008, $159,013 was paid or accrued to four directors of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services.

In addition $28,017 was paid or accrued to an Australian company and $11,503 to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and personnel in Canada respectively.  These services are reimbursed at cost, which approximate fair value.

At September 30, 2008, management and consulting fees, directors’ fees payable and re-imbursement of salaries amounted to $62,354.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Fees paid to each non-executive director do not exceed Australian $30,000 per annum except for fees paid to the Chairman which are set at Australian $40,000 per year.

Proposed Transactions

The Corporation is currently evaluating new opportunities.  Should it enter into agreements over any of these opportunities it may be required to make cash payments and complete work expenditure commitments.

Critical Accounting Estimates

The detailed accounting policies are discussed in the Corporation’s annual financial statements however, the following accounting policies require the application of management’s judgment:

(a)

Mineral property valuations – Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

(b)

Contingent Liabilities – Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

(c)

Income Tax – Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are established when necessary to reduce future income tax assets arising from loss carry-forwards to amounts expected to be realized.

Interim Controls over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the Corporation’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Mineral Property Valuations

Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

Contingent Liabilities

Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in accounting policies and new accounting developments

(i)  Capital Disclosures, Section 1535

Effective January 1, 2008, the Corporation adopted Section 1535 “Capital Disclosures” which requires the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

(ii)  Going Concern - Amendments to Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

At June 30, 2008, the Corporation had working capital of approximately $3 million, which is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months.  While the Corporation has been successful in raising its required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future, or that funds would be available on terms acceptable to management.  Management assessed the Corporation's net asset value, forecasted cash flow resources and future commitments and is confident that the Corporation will continue as a going concern.

(iii)  Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

Effective January 1, 2008, the Corporation adopted Section 3862 “Financial Instruments – Disclosures”.  This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

(iv)  Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of this new accounting standard on its consolidated financial statements.

(v)  International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Corporation for the year ended December 31, 2010.  While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial Instruments and Other Instruments

The Corporation holds substantial cash balances in Australian dollars which are subject to exchange rate fluctuations and could give rise to exchange losses.

Other

Capitalization

The Corporation has 99,919,105 shares outstanding at November 14, 2008.

In addition, at September 30, 2008, the Corporation had 5,100,000 director and employee stock options outstanding and exercisable at Australian $0.10 per share, 2,750,000 director stock options outstanding and exercisable at Australian $0.50 per share and 6,500,000 director stock options outstanding and exercisable at Australian $0.35 per share.

Management’s Responsibility and Oversight

The disclosures and information contained in this MD&A have been prepared by the management of the Corporation.  Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed in the MD&A.

The Corporation’s audit committee and Board of Directors review the disclosures made in the MD&A to ensure the integrity thereof.

List of Directors and Officers at Signature and Filing Date

*Peter H. Lloyd	President and CEO
Cecil R. Bond	Director
*John Maloney	Non-executive Director and Chairman
*Philip Thick	Non-executive Director

    *Denotes member of audit committee.

Additional information regarding the Corporation is available from its materials filed on Sedar at www.sedar.com.

Form 52-109F2 Certification of Interim Filings

I, Peter H. Lloyd, CEO and Director of Argosy Minerals Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Argosy Minerals Inc., (the issuer) for the interim period ending September 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:   November 14, 2008.

__________________________

Peter H. Lloyd

CEO and Director

Form 52-109F2 Certification of Interim Filings

I, Cecil Bond, Director and Acting Chief Financial Officer of Argosy Minerals Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Argosy Minerals Inc., (the issuer) for the interim period ending September 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  November 14, 2008.

__________________________

Cecil R. Bond

Director and Acting CFO